Exhibit 99.1
Eat meat sustainably. Be a Steakholder.

Steakholder Foods® Completes the Upgrade of its
Industrial-Scale 3D Bio-Printer, Advancing Towards
Mass Production

Steakholder Foods has completed the upgrade of its industrial-scale 3D bio-printer, allowing for high throughput printing of a variety of species with the potential to print tons of meat per month:

•	The printheads are connected to proprietary software and electronics, enabling precise printing of complex 3D structures.

•	Digital control and customization - The full printing process is digitally controlled, offering customization in shape, size, texture, and even nutritional composition.

•	The printer systems keep cells alive and undamaged throughout the printing process.

Rehovot, Israel, June 9, 2023 — Steakholder Foods Ltd. (Nasdaq: STKH), an international deep-tech food company at the forefront of the cultivated meat industry, today announced that it has completed the upgrade of its industrial-scale 3D bio-printer. The integration of electronic cards and printheads with a fully-digital ink delivery system now enables high-throughput printing for a variety of species through hundreds of printhead nozzles, with the potential to print tons of meat per month.

High-throughput 3D printing can be used to create complex meat structures at a commercial scale. The complete upgrade includes hundreds of nozzles that work simultaneously on a carousel to allow the high-throughput volume, with a modular structure that is expected to enable the addition of printheads per specifications of Steakholder Foods’ clients. The printheads are controlled and managed through a DropJet printed circuit board (PCB). In the final part of the upgrade, printheads were connected to Steakholder Foods’ proprietary, in-house software, that models and reads design files and creates the slicing that manages printing through the printheads. This software enables the printing of complex 3D structures with extreme precision. The system’s adaptability is expected to allow the printing of almost any species, as the printer systems keep cells alive and undamaged throughout the printing process.

Future development is expected to include further automation capabilities, cost optimization, and validations for commercialization. Additional development may also include modification and customization for partner needs.

Itamar Atzmony, VP of Engineering at Steakholder Foods: “Steakholder Foods’ 3D printer cutting-edge technology is fully developed in-house. From the mechanical design to the software and electronics, this upgrade brings us one step closer to mass production, creating sophisticated meat and fish structures for the cultivated meat industry.”

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC), with headquarters in Rehovot, Israel.

The company is developing a slaughter-free solution for producing cellular agriculture meat products, such as beef and seafood, by offering manufacturers the ability to produce a cultivated meat product that aims to closely mimic the taste, texture, and appearance of traditional meat— as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023.  New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com